UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December, 2014

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Regulated Information
Disclosure of Major Shareholding December 23, 2014 – 8:00 am CET

DISCLOSURE OF MAJOR SHAREHOLDING

BRUSSELS, Belgium, December 23, 2014 – Pursuant to the Belgian Law of May 2, 2007 relating to the publication of major shareholdings in listed companies, Delhaize Group has received a notification of the threshold of 10% being crossed downwards by Silchester International Investors LLP which owned 9.97% of Delhaize Group’s voting rights as of December 17, 2014.

On December 18, 2014, Silchester International Investors LLP notified Delhaize Group that as of December 17, 2014 Silchester International Investors LLP owned 10 239 515 Delhaize Group shares, representing 9.97% of its voting rights. According to their previous notification received on September 17, 2013, Silchester International Investors LLP owned 10 236 725 shares, which then represented 10.03% of Delhaize Group’s voting rights.

Silchester International Investors LLP is controlled by Silchester Partners Limited, which holds over 90% of its capital interests. Stephen C. Butt, Silchester’s Chairman and Chief Investment Officer, and his family control approximately 50.5% of the shares of Silchester Partners Limited.

Silchester International Investors LLP acts as the fully discretionary investment manager for a number of funds, such as Silchester International Investors International Value Equity Taxable Trust, Silchester International Investors International Value Equity Group Trust, Silchester International Investors Tobacco Free International Value Equity Trust, Silchester International Investors International Value Equity Trust and The Cavella Trust.

Silchester International Investors LLP has sole and exclusive proxy voting authority over the Delhaize Group voting rights that are the subject of this disclosure. The notification mentioned however that Silchester International Investors LLP does not act as custodian, and therefore the Delhaize Group shares are not held in its name.

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in seven countries on three continents. At the end of the third quarter of 2014, Delhaize Group’s sales network consisted of 3 386 stores. In 2013, Delhaize Group posted €20.9 billion ($27.8 billion) in revenues and €179 million ($237 million) in net profit (Group share). At June 30, 2014, Delhaize Group employed approximately 152 500 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

» Contacts

Investor Relations: + 32 2 412 2151

Media Relations: + 32 2 412 8669

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance,” “outlook,” “projected,” “believe,” “target,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in strategy, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate, open, convert or close stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the

Delhaize Group – Disclosure of Major Shareholding – December 23, 2014	1 of 2

U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

Delhaize Group – Disclosure of Major Shareholding – December 23, 2014	2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	December 24, 2014	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President